Exhibit 99.1

In this Annual Information Form, we, us, our and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries and associates, or after December 31, 2014 and up to, and including, June 30, 2015, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc., its subsidiaries and associates, or after June 30, 2015 the Bell Aliant brand.

Each section of BCE’s 2013, 2014 and 2015 management’s discussion and analysis of financial condition and results of operations (BCE 2013 MD&A, BCE 2014 MD&A and BCE 2015 MD&A, respectively) and each section of BCE’s 2015 consolidated financial statements that is referred to in this Annual Information Form is incorporated by reference herein. The BCE 2013 MD&A, BCE 2014 MD&A, BCE 2015 MD&A and BCE 2015 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the United States Securities and Exchange Commission (available at sec.gov). They are also available on BCE’s website at BCE.ca.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 3, 2016, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trade-marks: The following are trade-marks referred to and used as such in this Annual Information Form that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest own or use under licence. BCE is a trade-mark of BCE Inc.; Aliant, Bell, Bell Canada, Bell Centre, Bell Media, Bell Mobility, Bell TV, Fibe, FibreOP, Let’s Talk, and TV Everywhere are trade-marks of Bell Canada; Astral, Astral Media, Astral Out-of-Home, BNN, Canal D, Canal Vie, CFCF, CFCN, CinéPop, CTV, CTV GO, CTV Two, Super Écran, The Movie Network, TMN, TMN Encore, TMN GO, VRAK, and Ztélé are trade-marks of Bell Media Inc.; CraveTV is a trade-mark of 7680155 Canada Inc. (a subsidiary of Bell Media Inc.); Discovery and Discovery GO are trademarks of Discovery Communications, LLC; Expertech is a trade-mark of Expertech Network Installation Inc.; ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership; Glentel, Tbooth wireless, Wirelesswave, and Wireless etc. are trade-marks of Glentel Inc.; HBO Canada is a trade-mark of Home Box Office Inc.; iHeartRadio is a trade-mark of iHM Identity Inc.; MLSE is a trade-mark of Maple Leaf Sports & Entertainment Ltd.; Montreal Canadiens is a trademark of Club de Hockey Canadien, Inc.; Nordia is a trade-mark of Nordia Inc.; NorthernTel is a trade-mark of Nortel Networks Limited; Northwestel is a trade-mark of Northwestel Inc.; Q9 is a trade-mark of Q9 Networks Inc.; Showtime is a trade-mark of Showtime Networks Inc.; Télébec is a trade-mark of Télébec, Limited Partnership; The Source is a trade-mark of The Source (Bell) Electronics Inc.; Toronto Argonauts is a trade-mark of Argonauts Holdings Limited Partnership; TSN, TSN GO, RDS and RDS GO are trade-marks of The Sports Network Inc.; Virgin Mobile and Virgin Mobile Canada are trade-marks of Virgin Enterprises Limited. We believe that our trade-marks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this Annual Information Form are the property of their respective owners.

© BCE Inc., 2016. All rights reserved.

Table of contents

				PARTS OF MD&A AND FINANCIAL STATEMENTS
			ANNUAL	INCORPORATED BY REFERENCE (REFERENCES ARE TO
			INFORMATION	PAGES OF THE BCE 2015 ANNUAL REPORT, EXCEPT
			FORM	WHERE OTHERWISE INDICATED)
1	Caution regarding forward-looking statements		2	46-47; 63; 71-72; 77; 98-103
2	Corporate structure		4
	2.1	Incorporation and registered office	4
	2.2	Subsidiaries	4
3	Description of our business		5
	3.1	General summary	5	31-34; 46-47; 51; 59; 63; 67; 71; 77; 92
	3.2	Strategic imperatives	6	41-45
	3.3	Competitive strengths	6
	3.4	Marketing and distribution channels	8
	3.5	Networks	10
	3.6	Employees	12
	3.7	Corporate responsibility	13
	3.8	Competitive environment	15	47-48; 61-64; 69-72; 75-76; 78
	3.9	Regulatory environment	15	93-97
	3.10	Intangible properties	16
4	General development of our business – three-year history		17
	4.1	Transactions	17
	4.2	Corporate initiatives	18	44-45; 38-40(1); 38-40(2)
	4.3	Regulatory environment	19	93-97; 90-94(1); 87-91(2)
5	Our capital structure		20
	5.1	BCE securities	20	151-152
	5.2	Bell Canada debt securities	21	141-142
	5.3	Ratings	22
	5.4	Trading of our securities	24
6	Dividends and dividend policy		26	36-38
7	Our directors and executive officers		27
	7.1	Directors	27
	7.2	Executive officers	28
	7.3	Directors’ and executive officers’ share ownership	28
8	Legal proceedings		29
9	Interest of management and others in material transactions		33
10	Interest of experts		33
11	Transfer agent and registrar		33
12	For more information		33
13	Schedule 1 – Audit Committee information		34
14	Schedule 2 – Audit Committee charter		36

(1)	References to parts of the BCE 2014 MD&A contained in BCE’s annual report for the year ended December 31, 2014 (BCE 2014 Annual Report).
(2)	References to parts of the BCE 2013 MD&A contained in BCE’s annual report for the year ended December 31, 2013 (BCE 2013 Annual Report).

BCE Inc. 2015 ANNUAL INFORMATION FORM 1
1	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

1 Caution regarding forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to our network deployment plans, BCE’s 2016 annualized common share dividend and common share dividend policy, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 3, 2016 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable on March 3, 2016. Refer in particular to the sections of the BCE 2015 MD&A entitled Business outlook and assumptions on pages 46, 47, 63, 71, 72 and 77 of BCE’s annual report for the year ended December 31, 2015 (BCE 2015 Annual Report) for a discussion of certain key economic, market and operational assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our television (TV) and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, information technology (IT) systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks

2 BCE Inc. 2015 ANNUAL INFORMATION FORM
1	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

  the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used by our Bell TV business unit (Bell TV) are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2015 MD&A and, in particular, in section 9, Business risks of the BCE 2015 MD&A, on pages 98 to 103 of the BCE 2015 Annual Report.

We caution readers that the risks previously described are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 3, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2015 ANNUAL INFORMATION FORM 3
2	CORPORATE STRUCTURE

2 Corporate structure

2.1 Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and for a consolidation of the number of outstanding BCE Inc. common shares, (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares, (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares), and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

2.2 Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2015, where they are incorporated, and the percentage of voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2015.

		PERCENTAGE OF VOTING SECURITIES THAT BCE INC.
SUBSIDIARY	WHERE IT IS INCORPORATED	BENEFICIALLY HELD AT DECEMBER 31, 2015	(1)
Bell Canada	Canada	100%
Bell Mobility Inc.	Canada	100%
Bell Media Inc.	Canada	100%

(1)	BCE Inc. beneficially owns all the voting securities of: (i) Bell Media Inc. (Bell Media) through Bell Canada; and (ii) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in beneficially turn owns all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.

4 BCE Inc. 2015 ANNUAL INFORMATION FORM
3	DESCRIPTION OF OUR BUSINESS

3 Description of our business

3.1 General summary

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs.

Beginning January 1, 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Due to the privatization of Bell Aliant in 2014 as outlined in section 4.1, Transactions in this Annual Information Form, the results of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods reclassified for comparative purposes.

Bell Wireless provides wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec and the Atlantic provinces, while Satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional, specialty and pay TV, digital media and radio broadcasting services to customers across Canada and out of home (OOH) advertising services.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2015 MD&A, on pages 31 to 34 of the BCE 2015 Annual Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), a sports and entertainment company that owns several sports teams as well as real estate and entertainment assets in Toronto a 50% indirect equity interest in Glentel Inc. (Glentel), a Canadian-based dual-carrier, multi-brand mobile products distributor a 35.4% indirect equity interest in Q9 Networks Inc. (Q9), a provider of outsourced data centre solutions, such as hosting, co-location and cloud services an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal
  a 50% indirect equity interest in the Toronto Argonauts Football Club

A discussion of the key acquisitions, investments and dispositions completed by BCE in the last three completed financial years can be found in section 4.1, Transactions in this Annual Information Form.

For the year ended December 31, 2015, we generated consolidated operating revenues of $21,514 million and consolidated net earnings of $2,730 million. Bell Wireless’ operating revenues totalled $6,876 million ($6,836 million net of inter-segment revenues), Bell Wireline’s operating revenues totalled $12,258 million ($12,043 million net of inter-segment revenues) and Bell Media’s operating revenues totalled $2,974 million ($2,635 million net of inter-segment revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2015 and 2014 can be found in section 4.3, Operating revenues of the BCE 2015 MD&A, on page 51 of the BCE 2015 Annual Report. A table showing the operating revenues of our Bell Wireless and Bell Wireline segments by category of products and services can be found in section 5.1, Bell Wireless and section 5.2, Bell Wireline, respectively, of the BCE 2015 MD&A on pages 59 and 67, respectively, of the BCE 2015 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2015 MD&A, on page 92 of the BCE 2015 Annual Report.

Finally, additional information regarding the business outlook of our Bell Wireless, Bell Wireline and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2015 MD&A, on pages 46, 47, 63, 71 and 77 of the BCE 2015 Annual Report.

BCE Inc. 2015 ANNUAL INFORMATION FORM 5
3	DESCRIPTION OF OUR BUSINESS

3.2 Strategic imperatives

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy is centred on our disciplined focus and execution of six strategic imperatives.

The six strategic imperatives that underlie BCE’s business plan are:

1. Invest in broadband networks and services

2. Accelerate wireless

3. Leverage wireline momentum

4. Expand media leadership

5. Improve customer service

6. Achieve a competitive cost structure

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2015 MD&A, on pages 41 to 45 of the BCE 2015 Annual Report.

3.3 Competitive strengths

CANADA’S LARGEST COMMUNICATIONS COMPANY

We are Canada’s largest communications company, offering a broad scope of telecommunications products and services to more than 21 million subscribers as indicated below:

  We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in the provinces of Ontario and Québec, in the Atlantic provinces, as well as in Canada’s northern territories. We provide a complete suite of wireline voice, wireless communications, Internet access, data and TV product and service offerings to residential, business and wholesale customers
  We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia
  BCE operated approximately 6.7 million network access service (NAS) lines at December 31, 2015
  At December 31, 2015, BCE was one of the largest wireless operators in Canada based on the number of subscribers, providing approximately 8.2 million subscribers with nationwide wireless service
  BCE is the largest TV provider in Canada, nationally broadcasting a wide range of domestic and international programming to approximately 2.7 million subscribers at December 31, 2015 through its IPTV services, Fibe TV and FibreOP TV, and its direct-to-home (DTH) satellite TV service
  BCE is the largest Internet service provider in Canada, providing approximately 3.4 million customers at December 31, 2015 with high-speed Internet access through fibre-optic and digital subscriber line (DSL) technology

Our large customer base and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels in this Annual Information Form, are key competitive advantages.

TECHNOLOGICALLY ADVANCED WIRELESS NETWORKS AND SERVICES

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our Bell and Virgin Mobile brands.

Wireless is a key growth segment for us and we have established strategic priorities seeking to further enhance our offerings. We are focused on maintaining our market share momentum of incumbent wireless postpaid customer activations through growing our presence in higher average revenue per user geographies and customer segments, improving sales execution and customer retention, and increasing data service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance, and a broad handset offering should continue to improve our ability to attract and retain wireless customers. With the launch of a national high-speed packet access plus (HSPA+) network in November 2009, the launch, beginning in 2011, of fourth-generation (4G) long-term evolution (LTE) wireless service in most urban centres across Canada (our 4G LTE wireless network reached approximately 96% of the Canadian population as at December 31, 2015), and the launch of our Dual-band and Tri-band LTE Advanced (LTE-A) network service beginning in 2015, we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage.

Our approximately 1,400 Bell-branded stores and The Source (Bell) Electronics Inc. (The Source) locations across Canada provide a significant number of retail outlets where customers can buy Bell products and services, including in Canada’s highest-traffic mall locations. In addition, our products and services offered under the Virgin Mobile brand enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands as well as the newer wireless entrants.

6 BCE Inc. 2015 ANNUAL INFORMATION FORM
3	DESCRIPTION OF OUR BUSINESS

On May 20, 2015, BCE completed the previously announced acquisition of all of the issued and outstanding shares of Glentel, a Canadian-based dual-carrier, multi-brand mobile product distributor, which operated approximately 360 locations in Canada at December 31, 2015. Subsequently, also on May 20, 2015, BCE divested 50% of its ownership interest in Glentel to Rogers Communications Inc. (Rogers). The acquisition transaction is part of our strategy to accelerate wireless and improve customer service in a competitive wireless marketplace, giving BCE continued access to Glentel’s wireless retail operations.

NEXT-GENERATION TV AND HIGH-SPEED INTERNET SERVICES

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) initiatives. Our FTTP initiative encompasses both the deployment of fibre-to-the-home (FTTH) and fibre-to-the-building (FTTB). At December 31, 2015, our expanding FTTN and FTTP broadband fibre network covered approximately 8 million premises (homes and business locations) in Ontario, Québec and the Atlantic provinces. As discussed in more detail below, our broadband fibre network enables the delivery of Bell’s next-generation IPTV services, Fibe TV and FibreOP TV. It also enables the delivery of Bell’s next-generation fibre-optic high-speed Internet services, marketed as Fibe Internet and FibreOP Internet, offering speeds of up to 50 megabits per second (Mbps) with FTTN or 940 Mbps with FTTP, through our Gigabit Fibe and Gigabit FibreOP services. Refer to section 3.5, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

Bell’s next-generation IPTV services target areas in Ontario, Québec and the Atlantic provinces where cable providers had long been dominant, providing us with the opportunity to gain significant market share through offering a comprehensive multi-product bundle of communications services to customers. Delivered over our advanced high-speed fibre-optic network, our IPTV services expand TV choice and competition in several markets and offer a superior viewing experience to that of cable.

Bell’s Fibe TV and FibreOP TV services offer a wide range of flexible programming options and innovative features built on a next-generation IPTV platform. In 2013, we launched the new Fibe and FibreOP TV wireless receiver, which enables customers to enjoy the Fibe and FibreOP experience on up to five additional TVs anywhere in the house without the hassle of running cable through the house. In 2015, we introduced several unique features such as the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started, and the Trending feature (available on Fibe TV), which lists the five most-watched shows among Fibe TV customers in both English and French at any given time and allows the customer to switch to watch live or Restart from the beginning. We also introduced the Bell Fibe TV app, which brings the rich Fibe TV viewing experience to tablets and smartphones with access to more than 300 live and on-demand channels at home or up to 170 on the go, allows customers to seamlessly transfer a channel being viewed from a mobile device to TV, or resume what is being watched on TV on a mobile device, and allows customers to control their TV with their mobile devices. The FibreOP Remote app was also introduced, allowing customers to control their TV with their mobile devices. Both Fibe TV and FibreOP TV allow access to Netflix directly from customer TV receivers, providing a seamless experience. In January 2016, we launched the Fibe TV 4K resolution (4K) Whole Home personal video recorder (PVR) for customers in Toronto, Montréal, Ottawa and Québec City. The new Fibe TV 4K Whole Home PVR is the smallest available on the market and has the largest recording capacity. In late February 2016, the availability of the 4K Whole Home PVR for purchase was expanded to all Bell Fibe TV customers and Bell Aliant FibreOP customers in Atlantic Canada.

At December 31, 2015, our IPTV service was available to approximately 6.2 million households in BCE’s incumbent wireline regions. Bell’s Fibe TV and FibreOP TV have quickly become preferred TV options, as we grew our IPTV subscriber base by 26.7% in 2015 to 1,182,791 customers at December 31, 2015.

INCUMBENT WIRELINE SERVICE PROVIDER WITH MARKET LEADERSHIP POSITION

Our market leadership position and our broad suite of product offerings act as a foundation for the other products and services we offer, providing us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allowing us to improve customer retention. Bell’s Fibe TV and FibreOP TV are driving strong multi-product bundle sales as we continue to expand our service footprint in communities across Ontario, Québec and the Atlantic provinces. Due to an expanding broadband fibre footprint, BCE grew its high-speed Internet customer base by 3.5% in 2015 to approximately 3.4 million and its TV customer base by 3.6% to approximately 2.7 million, with a relatively stable rate of residential NAS erosion of 7.4% compared to 7.5% in the previous year.

The Bell Business Markets unit maintains a leadership position, having established relationships with a majority of Canada’s 1,000 largest corporations. The Bell Business Markets unit continues to deliver network-centric business service solutions to large business and public sector clients, including data hosting and cloud computing services, which are key to business communications in the new information age and increase the value of connectivity services.

OUR SIGNIFICANT MEDIA ASSETS

Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all four screens (TV, Internet, smartphones and tablets) and achieving a competitive cost structure. Ownership of Bell Media enables us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in TV, radio, digital media and OOH advertising are a key competitive advantage, as indicated below:

  We own and operate 30 conventional TV stations, including CTV, Canada’s leading TV network based on viewership

BCE Inc. 2015 ANNUAL INFORMATION FORM 7
3	DESCRIPTION OF OUR BUSINESS

  We own and operate 38 specialty and pay TV channels, including TSN, Canada’s leading specialty channel and RDS, Canada’s leading French-language specialty channel, based on viewership
  At December 31, 2015, our 106 radio stations in 54 markets across Canada reached on average 16.9 million listeners per week from coast to coast
  We own and operate the most successful Canadian-owned online business in the Canadian digital landscape
  We own Astral OOH, an OOH advertising business with a network of more than 30,500 advertising faces strategically located in the key markets of British Columbia, Alberta, Ontario, Québec and Nova Scotia. It offers a portfolio of four innovative product lines: outdoor advertising, street furniture, transportation and digital
  We own CraveTV, a subscription on-demand TV streaming service launched in December 2014, providing premium content and a robust lineup of superior TV programming. Formerly only available to subscribers of a number of Canadian TV providers, CraveTV became available in January 2016 direct to consumers as a standalone product to all Canadians with an Internet subscription.
  In January 2015, Bell Media entered into a long-term content licensing and trade-mark agreement with CBS Corp. for the multi-platform rights to past, present and future SHOWTIMEowned programming.
  In November 2015, Bell Media signed a long-term agreement with Home Box Office Inc. (HBO) whereby it would exclusively deliver in Canada all current, past and library HBO programming across linear, on-demand and over-the-top platforms, and also entered into a new original co-production partnership. Bell Media further announced that it would expand The Movie Network (TMN) into a national pay TV service and become the sole operator of HBO Canada in the first quarter of 2016 following Corus Entertainment Inc. (Corus)’s waiver of its HBO content rights and wind down of the operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada. TMN was successfully launched nationally on March 1, 2016 and Movie Central and Encore Avenue’s operations ceased on the same day.
  A licensing agreement with Twentieth Century Fox Television Distribution was announced in January 2016 that will deliver first-run theatrical titles from Twentieth Century Fox, Fox Searchlight Pictures and Fox 2000 to TMN and TMN Encore subscribers
  We provide live and on-demand access to content from Bell Media’s conventional TV networks, CTV and CTV Two, as well as BNN, TSN, RDS, Discovery and other top brands in news, sports and entertainment on Bell’s Mobile TV service. Bell Media’s TV Everywhere services, including CTV GO, TSN GO, RDS GO, Discovery GO and TMN GO, provide live and on-demand content delivered over mobile and wireless fidelity (Wi-Fi) networks to smartphones, tablets and computers
  In 2015, Bell Media announced new or extended media rights agreements for sports content with the Canadian Football League, the Fédération Internationale de Football Association (FIFA), Augusta National Golf Club, the French Tennis Federation and ATP World Tour
  In January 2016, Bell Media announced it had signed an exclusive partnership with iHeartMedia to bring the iHeartRadio brand to Canada. iHeartRadio in Canada will ultimately provide listeners from coast to coast with access to each of Bell Media’s 106 radio stations through the iHeart app across mobile, auto dashes, tablets and smartphones, gaming consoles, wearables and more.

In addition to our industry-leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for conventional, specialty and pay TV, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

3.4 Marketing and distribution channels

BELL WIRELESS AND WIRELINE

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet and TV, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brands is complemented by our other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level.

Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset

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selection and style. This factor is increasingly important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies, including as a result of Industry Canada’s (now Innovation, Science and Economic Development Canada (ISED)) recent spectrum auctions, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We deliver our products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile retail locations
  The Source’s approximately 700 retail locations
  national retailers such as Best Buy, Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc..., as well as a network of regional and independent retailers in all regions call centre representatives
  our websites, including Bell.ca, virginmobile.ca and bellaliant.ca door-to-door sales representatives

We also offer customers the convenience of One Bill for Home Phone, Internet, TV and wireless services.

For small business customers, our residential and small business unit offers a wide range of services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV along with many other communications solutions, all designed for companies that typically have fewer than 20 employees. Small business solutions are sold through dedicated call centre representatives, our bell.ca website, as well as our retail network and door-to-door sales representatives. Prior to an organizational realignment in respect of our small business customers in the fourth quarter of 2015, these customers were serviced by our Bell Business Markets unit.

Communications solutions, other than wireless, for mid-sized and large business customers are delivered by the Bell Business Markets unit. Our products and services are sold through dedicated sales representatives, call centres, certified resellers and competitive bids. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in procuring both mid-sized and large enterprise customers with complex communications requirements. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks and broadcasts, voice and unified communications, data centres, customer contact and security solutions. The Bell Business Markets unit is focused on increasing both the number of customers and the breadth of business solutions sold to these customers.

Our wireless products and services are delivered to business customers, including small business customers, by Bell Mobility through the same channels as those previously described for services to residential customers. In addition, Bell’s business customers are served by our nationwide sales team responsible for the sale of wireless products and services to business customers, as well as the execution of sales contracts.

Our wholesale business’ communications products and services are delivered by the Bell Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

BELL MEDIA

Bell Media’s TV and OOH customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty and pay TV services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty and pay TV channels are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media distributes certain of its TV and radio programming through a variety of non-traditional means, such as mobile, Internet streaming and in-flight programming. CraveTV is available through IPTV set-top boxes, as well as online and on smartphones and tablets to authenticated TV subscribers. Since January 2016, CraveTV is also available directly to consumers as a standalone product to Canadians with an Internet subscription. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in the key markets of British Columbia, Alberta, Ontario, Québec and Nova Scotia.

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3.5 Networks

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-services IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic urban and rural access networks and infrastructure for delivering services to customers national wireless networks that provide voice, data and video services

WIRELESS

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, HTC, ZTE, Motorola, Blackberry, Novatel, Sony, Sonim, LG and Alcatel, as well as touch screen tablets and other devices designed for data services such as machine to machine (M2M) communications, e-mail, messaging, Internet access and social networking.

HSPA+ NETWORK

Our wireless HSPA+ network offered high-speed mobile access to 98% of the Canadian population at December 31, 2015, and covered thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming to more than 230 destinations. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual cell (DC) technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps in most areas (typical speeds of 3.5 to 8 Mbps) to as high as 42 Mbps in areas with DC capability when using DC-capable modem devices or smartphones (typical speeds of 7 to 14 Mbps).

4G LTE NETWORK

Bell launched a 4G LTE network in September 2011. With Bell’s LTE wireless network coverage, customers have data access speeds similar to broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games or video conference and chat with virtually no delays or buffering. Our LTE wireless network reached 96% of the Canadian population coast to coast at December 31, 2015. We focused on an urban rollout first, given that the timing of broader rural and remote coverage deployments was contingent on the outcome of Industry Canada’s 700 megahertz (MHz) spectrum auction.

In April 2014, we acquired 31 licences for $566 million for 480 million MHz per population (MHz-pop) of nationwide 700 MHz spectrum following the wireless spectrum auction. These licences enabled rapid expansion of advanced 4G LTE broadband mobile services to rural communities, small towns and Canada’s northern territories, while also enhancing coverage in urban and suburban areas. In April 2015, we acquired 13 licences for 169 million MHz-pop of advanced wireless services (AWS)-3 spectrum in key urban and rural markets for $500 million as part of Industry Canada’s AWS-3 spectrum auction. This spectrum is strategically valuable in providing us with future incremental broadband capacity to meet growing consumer and business demand for mobile data services. In May 2015, we further acquired an additional 243 million MHz-pop of 2500 MHz wireless spectrum for $29 million as part of Industry Canada’s most recent spectrum auction, supporting continued 4G LTE service expansion across Canada. These latest spectrum licence acquisitions bring our total holdings across various spectrum bands to more than 4,500 million MHz-pop nationally. LTE currently accounts for 67% of our total wireless data traffic.

In August 2014, Bell increased its 4G LTE network speeds by up to 45%. Download speeds have increased from up to 75 Mbps (typical speeds of 12 to 25 Mbps) to up to 110 Mbps (typical speeds of 14 to 36 Mbps), with speeds as high as 150 Mbps (typical speeds of 18 to 40 Mbps) available in some locations.

The HSPA+/LTE networks work together in that all Bell LTE devices support both networks. In fact, voice calls initiated when an LTE device is attached to an LTE network are transferred to the HSPA+ network for processing. In rural regions outside of the current LTE footprint, data calls/sessions are handed off to the HSPA+ network, ensuring continuity of service for our customers.

LTE-A NETWORK SERVICE

In August 2015, Bell announced North America’s first implementation of Tri-band LTE-A network service. By assigning three radio channels or carriers to one user, we are capable of delivering mobile data speeds of up to 335 Mbps (expected average download speeds of 25 Mbps to 100 Mbps). We have launched Tri-band LTE-A in parts of southern Ontario (including Toronto, Oakville and Hamilton), and select cities in Atlantic Canada (including Halifax, Fredericton and Moncton). Dual-band LTE-A technology was introduced by Bell in February 2015, delivering speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). Dual-band LTE-A service today covers approximately 48% of the Canadian population in parts of British Columbia, Alberta, Ontario, Atlantic Canada, Yukon and the Northwest Territories. This is complemented by access to Bell’s 4G LTE network, which covered approximately 96% of the Canadian population as at December 31, 2015. As the handset ecosystem matures, Bell’s newly acquired AWS-3 and 2500 MHz spectrum licences will enable upgrades of carrier aggregation that will support four and five simultaneous carriers.

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3G/CDMA NETWORK

In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) network that covered 99% of Ontario and Québec’s populations and approximately 97% of Atlantic Canada’s population at December 31, 2015.

The CDMA network shares sites, towers and antennae with the HSPA+ and LTE networks. As most of our development and network enhancement focus has been on the HSPA+/LTE networks, traffic is migrating off our CDMA network. CDMA terminals operate independently from the HSPA+/LTE networks. We began decommissioning our CDMA network in 2014 in a way that did not impact existing customers, by turning off coverage that overlapped with our network partners. Once the CDMA network is retired, the related spectrum will be repurposed to deliver additional LTE capacity. CDMA accounts for less than 0.02% of our total wireless data traffic and less than 1% of voice traffic. We are currently working with our existing CDMA customers to migrate their service to HSPA+ or LTE.

WI-FI LOCATIONS

Bell Mobility also operates approximately 4,000 public Wi-Fi hotspots, including at participating McDonald’s, Tim Hortons and Chapters/Indigo retail outlets across Canada, in addition to thousands of Wi-Fi networks managed through our Bell Business Markets unit at enterprise customer locations.

WIRELINE

VOICE AND DATA NETWORK

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Minneapolis, Ashburn and Seattle in the U.S.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

To improve reliability and increase network capacity to support rapidly growing volumes of wireless and Internet usage carried on our networks, we began in 2012 the upgrade of our fibre-based national backbone network with the deployment of 100 gigabit technologies. As of December 31, 2015, key traffic routes spanning more than 18,200 kilometres across Canada and into the U.S. had been upgraded. To satisfy continued traffic growth, Bell has begun the next phase of the national backbone network upgrade with the deployment of 200 gigabit technologies. Bell was one of the first Canadian carriers to deploy 200 gigabit long-haul Dense Wavelength Division Multiplexing (DWDM) technologies.

HIGH-SPEED FIBRE DEPLOYMENT

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our FTTN and FTTP (which encompasses both FTTH and FTTB) initiatives.

First, we have been upgrading our access infrastructure by deploying fibre closer to our customers using FTTN along with pair bonding technology. Second, we have been, and plan to continue, deploying high-speed fibre access using the FTTP technology in Ontario, Québec and Atlantic Canada.

One of the first FTTP deployments in Canada, Bell’s Québec City region initiative is the largest city-wide FTTP rollout in the country to-date. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is an ideal network architecture to support future bandwidth-demanding IP services and applications. Since the Québec City region is served largely by aerial infrastructure (i.e., above-ground wiring on utility poles) these extensive fibre deployments could be accomplished much faster and more economically than in centres with underground infrastructure. Bell further continued to deploy FTTP to all new urban and suburban housing developments in Ontario and Québec and to implement pair bonding, which effectively increases the FTTN network download speeds and extends the Fibe TV footprint. This is in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations.

Similarly, Bell Aliant deployed FTTP technology in various locations in Atlantic Canada and several communities in northern Ontario and Québec. The largely aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities in Atlantic Canada and rural Ontario and Québec made the cost of FTTN and FTTP more similar in those markets.

Our residential fibre-optic Internet services, marketed as Fibe Internet and FibreOP Internet, are enabled by our FTTN and FTTP networks. We also offer DSL-based Internet service in areas where Fibe Internet is not available, with download speeds of up to 5 Mbps.

In June 2015, Bell announced a $1.14 billion investment to roll out fibre to more than 1 million homes and businesses across the City of Toronto to enable its Gigabit Fibe Internet service. Bell Gigabit Fibe offers speeds of up to 940 Mbps at launch, rising to a full 1 gigabit per second (Gbps) or faster over time as equipment evolves to support these speeds. The new Bell Gigabit Fibe Internet service was launched in August 2015 to more than 1.3 million homes and businesses across Ontario and Québec. As at December 31, 2015, the Gigabit Fibe service (marketed in Atlantic Canada as Gigabit FibreOP) had been launched to more than 2.2 million homes across Ontario, Québec and Atlantic Canada.

Additionally, since Bell Aliant’s launch of its IPTV service in the Atlantic provinces in 2005 and Bell’s launch of its IPTV service in Ontario and Québec in 2010, we have continued to deploy our next-generation IPTV services in areas in Ontario, Québec and the Atlantic provinces where cable providers had long been dominant.

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As of December 31, 2015, Fibe TV and FibreOP TV were available to approximately 6.2 million homes in major cities and municipalities across Québec, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

In 2016, we plan to expand our FTTP footprint to 8.2 million premises passed, accelerate FTTP deployment in Toronto and other major cities, and expand availability of Gigabit Fibe and Gigabit FibreOP Internet services.

DTH SATELLITE TV SERVICE

We provide DTH satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its DTH satellite TV service.

3.6 Employees

The table below shows the number of BCE employees as at December 31, 2015 and 2014.

NUMBER OF EMPLOYEES AT DECEMBER 31	2015	2014
Bell Wireless	6,565	6,728
Bell Wireline	36,835	43,164
Bell Media	6,568	7,342
Total (1)	49,968	57,234

(1)	The total number of BCE employees at the end of 2015 was 49,968, down from 57,234 at December 31, 2014, due primarily to the sale of a call centre subsidiary, workforce restructuring initiatives at our Bell Media and Bell Wireline segments to confront changing consumer preferences, new TV unbundling rules, a soft business market as a result of the economy and declines in home phone subscribers, as well as other workforce reductions attributable to normal attrition, retirements and productivity improvements, including synergies realized from the privatization of Bell Aliant.

Approximately 45% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements covering 100 or more employees were ratified in 2015 or early 2016:

  the collective agreement between Communications, Energy and Paperworkers Union of Canada (CEP) (now Unifor) and CFCF Television, a division of Bell Media, covering approximately 110 employees expired on December 31, 2013. A new collective agreement was ratified on December 10, 2015.
  the collective agreement between CEP (now Unifor) and CTV Limited (now Bell Media) covering approximately 640 employees expired on May 31, 2014. A new collective agreement was ratified on February 13, 2015.
  the collective agreement between CEP (now Unifor) and Bell Canada (ICT) covering approximately 110 clerical employees expired on May 31, 2014. A new collective agreement was ratified on April 27, 2015.
  the collective agreement between CEP (now Unifor) and Télébec, Limited Partnership covering approximately 240 clerical employees expired on November 1, 2014. A new collective agreement was ratified on May 6, 2015.
  the collective agreement between CEP (now Unifor) and Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) covering approximately 530 craft employees expired on November 30, 2014. The bargaining unit merged with the Bell Craft and Services bargaining unit on December 24, 2015 and such employees are now covered by the collective agreement between CEP (now Unifor) and Bell Canada expiring on November 30, 2016.
  the collective agreement between CEP (now Unifor) and CFCN-TV (Calgary) and CFRN-TV (Edmonton), divisions of Bell Media, covering approximately 280 employees expired on December 31, 2014. A new collective agreement was ratified on October 14, 2015.
  the collective agreement between CEP (now Unifor) and Bell Aliant LP covering approximately 120 clerical employees expired on May 31, 2015. An agreement was reached on January 19, 2016 on the integration of these employees within the Bell Canada clerical collective agreement expiring on November 30, 2017.

The following collective agreements covering 100 or more employees will expire in 2016:

  the collective agreement between Teamsters Québec 1999 and Télébec, Limited Partnership covering approximately 170 craft employees will expire on July 31, 2016 the collective agreement between CEP (now Unifor) and Bell Canada covering approximately 4,210 craft and services employees will expire on November 30, 2016 the collective agreement between CEP (now Unifor) and Bell Media (CTV Agincourt) covering approximately 510 employees will expire on December 31, 2016 the collective agreement between International Brotherhood of Electrical Workers (IBEW) and Northwestel Inc. covering approximately 360 craft and clerical employees will expire on December 31, 2016 the collective agreement between Confédération des syndicats nationaux (CSN) and RDS, a division of Bell Media, covering approximately 160 employees will expire on December 31, 2016

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The following describes the status of collective agreements covering 100 or more employees that have already expired:

  the collective agreement between Unifor and NorthernTel, Limited Partnership covering approximately 120 craft and clerical employees expired on June 30, 2015. Bargaining began on October 26, 2015.
  the collective agreement between Unifor and Expertech Network Installation Inc. covering approximately 930 employees expired on November 30, 2015. Bargaining began on October 6, 2015 and the parties have reached an agreement, subject to the vote of the union members which is ongoing.
  the collective agreement between CEP (now Unifor) and Bell ExpressVu covering approximately 110 Bell TV network employees expired on March 1, 2016. Bargaining began on February 24, 2016.

3.7 Corporate responsibility

GENERAL

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, we adopted in 2006 a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environment and anti-corruption. These principles serve as the foundation of our corporate responsibility approach.

Since 1992, an officer-level committee mandated by the BCE board of directors oversees issues related to environmental matters. Over the decades, the responsibilities of this committee have expanded and, since 2012, BCE’s corporate responsibility strategy, including security, environmental and health and safety (SEHS) risks and opportunities, is overseen by the Security, Environmental and Health and Safety Oversight Committee. This cross-functional committee is chaired by the Executive Vice-President, Corporate Services and seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and supported with sufficient resources.

BCE has implemented a range of social and environmental policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

The policies include, among others:

  Code of Business Conduct
  Privacy Policy
  Environmental Policy
  Supplier Code of Conduct
  Procurement Policy
  Political Contributions Policy
  Mandatory Reporting of Internet Child Pornography
  Health & Safety Policy Statement

For 2015, BCE was listed on the Top 50 Socially Responsible Corporations by Maclean’s/L’Actualité/Sustainalytics, on the Best 50 Corporate Citizens in Canada by Corporate Knights, and on the top 100 of the 2015 Newsweek Green Rankings Global 500. BCE is part of socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, the United Nations Global Compact 100 (GC 100) and the Euronext Vigeo World 120 index. The latter index includes the 120 most advanced companies in the European, North American and Asia Pacific regions, and distinguishes companies achieving the best environmental, social and governance performances. BCE was also identified as a Prime Responsible Social and Environmental investment by oekom research, was selected for inclusion in the Ethibel EXCELLENCE Investment Register and is a component of the STOXX Global ESG Leaders indices, an innovative series of environmental, social, and governance (ESG) equity indices.

We recognize that risks and opportunities exist related to climate change. Our membership in the Global e-Sustainability Initiative (gesi.org), an international organization that promotes sustainable development in the information and communications technology (ICT) industry, helps us gain a deeper understanding of these risks and opportunities. Part of our involvement includes promoting ICT as a way to mitigate and adapt to climate change – for example, by enabling travel substitution, virtualization, dematerialization and cloud computing. Monitoring and reducing energy consumption and greenhouse gas emissions are also key priorities at BCE because of their impacts on the environment, society and the economy. We also recognize that being a responsible service provider means having best practices in business continuity and being prepared to face extreme weather events that could be exacerbated by climate change. We report on our carbon footprint and carbon reduction initiatives through the CDP. The CDP represents 822 institutional investors holding a total of U.S.$95 trillion in assets. The CDP gathers data from organizations globally to help reveal the risk in the investment portfolios of these institutional investors. BCE was listed on the CDP’s Canada 200 Climate Disclosure Leadership Index for 2015.

In addition, we consider the exploitation and trade of minerals that fuel armed conflicts and lead to human rights abuses as unacceptable. We monitor and integrate industry best practices into our procurement programs on a continuing basis, as controls for conflict-free sourcing are being established globally.

Details on the performance of our programs and initiatives can be found under the heading Responsibility on BCE’s website at BCE.ca.

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ENVIRONMENT

Bell Canada’s environmental policy affirms:

  our commitment to environmental protection
  our belief that environmental protection is an integral part of doing business and needs to be managed systematically under a continuous improvement process

The policy is reviewed annually and contains principles that support our goals, ranging from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste. For example, Bell Canada’s in-house stewardship program ensures our customers have access to a responsible way to dispose of electronic waste. This is complemented by supporting provincial industry-led stewardship programs across the country.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action seeking to prevent and correct problems, when needed. It has an environmental management and review system in place that:

  seeks to provide early warning of potential problems
  identifies management accountability
  enables systematic environmental risks and opportunities management, including cost savings establishes a course of action
  ensures ongoing improvement through regular monitoring and reporting

In 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (registration number: EMS 545955). Bell Canada was the first telecommunications company in Canada to obtain this certification, which covers Bell Canada’s landline, wireless, TV and Internet services, broadband services, data hosting and cloud computing, in addition to related administrative functions. Bell Canada has continuously maintained the certification since 2009, and was recertified in 2015 for another three-year cycle. Since 2010, 44 buildings leased or owned by Bell Canada across the country have been certified BOMA BEST. In addition, our Montréal campus is certified LEED NC, our Mississauga campus expansion is certified LEED NC Silver, our data centre in the Gatineau area is certified LEED NC Gold, and in Toronto the Bell Trinity Square building as well as our 720 King Street West location are certified LEED EB Gold.

In 2015, BCE was once again named one of the world’s greenest companies by U.S. magazine Newsweek. BCE placed 53rd and was the only Canadian telecommunications company in the Global 500 listed on the 2015 Green Rankings, which assess the environmental performance of 500 of the world’s largest publicly traded companies. BCE’s strong showing reflects the effectiveness of our ISO 14001 certified environmental management system, energy saving measures and waste reduction initiatives, including the Bell Blue Box mobile recycling program.

One of Bell Canada’s key tools is the Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting its objectives.

For the year ended December 31, 2015, we spent $25.6 million on environmental activities, 49% of which was expensed and 51% of which was for capital expenditures. For 2016, we have budgeted $34.5 million (44% for expenses and 56% for capital expenditures) to seek to ensure that our environmental policy is applied properly and our environmental risks are minimized. Bell Canada’s environmental management system now includes the operations of our former Bell Aliant segment.

COMMUNITY

We are committed to advancing the cause of mental health across Canada through the Bell Let’s Talk mental health initiative. Mental illness affects millions of Canadians, yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With one in five Canadians expected to suffer from mental illness during his or her lifetime, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering, with an estimated $6 billion each year in lost productivity costs due to absenteeism and presenteeism. In any given week, at least 500,000 employed Canadians are unable to work due to mental health problems.

On September 21, 2010, Bell Canada announced its five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. The Bell Let’s Talk mental health initiative has four action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. This initiative is the largest-ever corporate effort to promote mental health in Canada. On September 22, 2015, Bell Canada announced the extension of Bell Let’s Talk for a further five years and an increase in its total funding commitment for Canadian mental health to at least $100 million. Since its launch, Bell Let’s Talk has funded more than 600 mental health partners across Canada, from large health care institutions and universities to small community organizations in every region.

Bell Let’s Talk initiatives have included Clara’s Big Ride for Bell Let’s Talk, Clara Hughes’ epic 11,000-kilometre bicycle journey to take the anti-stigma message to communities around Canada; the introduction of annual community funds supporting grassroots mental health initiatives across Canada and for military families; the world’s first university chair in anti-stigma studies at Queen’s University; funding and implementation of the world’s first voluntary standard on workplace mental health; Canada’s first biobank of biological, social and psychological data at the Institut universitaire en santé mentale de Montréal; the Bell Gateway Building at the Centre for Addiction and Mental Health (CAMH), the first mental health facility named for a corporation; and the first university-certified workplace mental health training program. More than 8,000 Bell managers across Canada have received training in mental health support and over 638 workplace events have taken place since 2010 in support of ending the stigma and building resiliency.

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During 2015, Bell Canada made new commitments within the program to several initiatives, including a $1 million gift to Vancouver General Hospital and UBC Hospital Foundation to support a new health centre, expected to be the largest purpose-built mental health facility in British Columbia and one of the largest in Canada; a $500,000 donation to CHU Sainte-Justine to support Québec’s first integrated mother-child centre for eating disorders; and a $150,000 donation to the Nunatsiavut Government’s Aullak sangilivallianginnatuk (Going Off, Growing Strong) program to enhance mental health services for youth in Nain.

Supported in part by gifts from Bell Let’s Talk, several new or expanded mental health facilities opened in 2015. Bell Let’s Talk also joined the City of Montréal in 2015 to support expanded mental health services through community fund grants contributing $125,000 to nine community groups matched by $125,000 to Maison du Père from the city.

Bell’s Let’s Talk partners also include the True Patriot Love Foundation, Université Laval, Sunnybrook Health Sciences Centre, the Jewish General Hospital, Royal Ottawa Hospital, l’Institut universitaire en santé mentale de Montréal, Hôpital Charles-LeMoyne, the CAMH, the University of British Columbia, the Douglas Mental Health University Institute, Queen’s University, CHU de Québec, Concordia University, Brain Canada, Kids Help Phone, Université de Montréal and McGill University.

In 2015, the Bell Let’s Talk Community Fund gave $1 million in grants to 55 community-based organizations, charities and hospitals across the country. The 2016 Fund will provide grants to organizations in Canada focused on improving access to programs and services that support and help improve the mental health and well-being of people living with mental health issues.

In November 2015, Bell Canada was honoured by being named one of Canada’s Top Employers for 2016 by the editors of Canada’s Top 100 Employers, a publication of Mediacorp Canada. In selecting Bell Canada as one of Canada’s top employers, Mediacorp Canada acknowledged Bell Canada’s leadership in workplace mental health through investment in mental health training and professional development, and commitment to sharing experiences and best practices with other employers.

Recognition for Bell Let’s Talk in 2015 included several new awards: the Workplace Benefits Awards for Mental Health from Benefits Canada; Corporate Social Responsibility Award from the Global Carrier Awards; and the top prize for the Cause + Action awards. In Québec, Bell was recognized as the Outstanding Corporation of the Year by the Québec Association of Fundraising Professionals for its contributions to mental health. Bell was also recognized by The Healthy Enterprises Group for its advanced return to work program, mental health training for staff and leaders, expanded mental health benefits, and lead role in the development and implementation of the National Standard for Psychological Health and Safety in the Workplace.

Because the challenge of stigma remains the primary reason that an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The sixth annual Bell Let’s Talk Day on January 27, 2016, led by national spokesperson Clara Hughes, promoted discussion and understanding of mental illness while generating new funds for Canadian mental health. With 125,915,295 text messages, mobile calls and long distance calls by our customers, and tweets and Facebook shares made that day, Bell’s 5-cent donation per text, call, tweet and share means that it has committed a further $6,295,764.75 to support mental health programs across the country.

Adding this amount to the original Bell Let’s Talk commitment of $50 million in 2010, along with the results of the first five Bell Let’s Talk Days, Bell has now committed $79,919,178.55 to Canadian mental health.

To learn more, please visit bell.ca/letstalk.

Between mental health and its other initiatives, Bell contributed more than $14.6 million in community investment in 2015. Our employees and pensioners also donated more than $2.2 million in charitable gifts and logged more than 361,000 hours in volunteer time.

3.8 Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various sections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2015 MD&A, on pages 47 and 48, 61 to 64, 69 to 72, 75 and 76, and 78 of the BCE 2015 Annual Report.

See also section 3.3, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

3.9 Regulatory environment

A discussion of the legislation that governs our businesses as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found in section 8, Regulatory environment of the BCE 2015 MD&A, on pages 93 to 97 of the BCE 2015 Annual Report.

More information with respect to the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

BCE Inc. 2015 ANNUAL INFORMATION FORM 15
3	DESCRIPTION OF OUR BUSINESS

3.10 Intangible properties

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights to use. These IP Assets include, without limitation, brand names, trade-marks such as names, designs and logos, copyrights in TV and radio programs, broadcast signals, software and applications, domain names, patents or patent applications for inventions owned or produced by us and our employees, as well as various copyright materials, trade-marks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protection afforded under copyright, trade-mark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trade-mark rights are perpetual provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

16 BCE Inc. 2015 ANNUAL INFORMATION FORM
4	GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY

4 General development of our business – three-year history

In line with our strategic imperatives described in section 3.2, Strategic imperatives in this Annual Information Form, during the last three completed financial years we have entered, or proposed to enter, into transactions and implemented various corporate initiatives that have influenced, or may influence, the general development of our business. Our regulatory environment has also influenced the general development of our business during this three-year period. These principal transactions and corporate initiatives and the effects of our regulatory environment are discussed below.

4.1 Transactions

NATIONAL EXPANSION OF HBO AND TMN

On November 19, 2015, BCE announced a transaction with Corus whereby Bell Media would pay Corus a total consideration of $211 million for Corus to waive its HBO content rights in Canada and wind down operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. In December 2015, Bell Media paid a deposit of $21 million to Corus and in January 2016 completed the final payment of $190 million. TMN was successfully launched nationally on March 1, 2016 and Movie Central and Encore Avenue’s operations ceased on the same day. The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

ACQUISITION OF GLENTEL

On November 28, 2014, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor, which operated 360 locations in Canada at December 31, 2015, offering wireless products and services from Bell Mobility and Rogers. Outside Canada, Glentel owns, operates and franchises retail locations in the U.S., as well as in Australia and the Philippines. On December 24, 2014, BCE further announced that it would divest 50% of its ownership interest in Glentel to Rogers following the closing of BCE’s acquisition of Glentel.

On May 20, 2015, BCE completed the acquisition of all of the issued and outstanding common shares of Glentel for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares. Subsequently, also on May 20, 2015, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

The transaction is part of our strategy to accelerate wireless and improve customer service in a competitive wireless marketplace, given BCE’s continued access to Glentel’s wireless retail operations. However, there can be no assurance that such expected strategic benefits will be fully realized.

OTHER KEY COMPLETED TRANSACTIONS

In addition to the above transactions, in line with our strategic imperatives, we have concluded certain other transactions from 2013 to 2015 that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
Privatization of Bell Aliant and Note Exchange (2014)
  On July 23, 2014, BCE announced its offer to acquire all of the issued and outstanding common shares of Bell Aliant Inc. that it did not already own for a total consideration of approximately $3.95 billion. On the same day, BCE also announced its offer to exchange all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) for newly issued first preferred shares of BCE, with the same financial terms as the existing Prefco preferred shares (Preferred Share Exchange). The privatization of Bell Aliant was completed on October 31, 2014 and the Preferred Share Exchange was completed on November 1, 2014.
  As BCE already consolidated the financial results of Bell Aliant Inc., the privatization of Bell Aliant has been accounted for as an equity transaction
  On November 20, 2014, Bell Canada and Bell Aliant LP completed a transaction to exchange all Bell Aliant LP medium term notes in the aggregate principal amount of $2.3 billion (collectively, the Bell Aliant LP Notes) for Bell Canada debentures guaranteed by BCE and having the same financial terms (including with respect to coupon, maturity and redemption price) as those of the Bell Aliant LP Notes (the Bell Aliant Note Exchange)
  As a result of the above-mentioned transactions, each of Bell Aliant Inc., Prefco, Bell Aliant Regional Communications Inc. and Bell Aliant LP ceased to be reporting issuers as of December 18, 2014. Bell Aliant Inc. was dissolved effective December 31, 2014. Through a series of corporate reorganizations, all of the assets of Bell Aliant Regional Communications Inc. and Bell Aliant LP were transferred to Bell Canada or Bell Mobility, as applicable, effective July 1, 2015.

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4	GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY

TRANSACTION	KEY CHARACTERISTICS
Divestiture of certain TV assets and radio stations (2014)

  In order to approve the 2013 acquisition of Astral Media Inc. (Astral) by BCE, the Competition Bureau and the Canadian and Telecommunications Commission (CRTC) required the divestiture by BCE of 11 Astral TV assets 10 Astral and Bell Media English-language radio stations. Such divestitures were completed in 2014 for aggregate of $720 million:

    On January 1, 2014, we completed the sale of Astral’s share of six TV services (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+) and, on January 31, 2014, we completed the sale of two radio stations in Ottawa (CKQB-FM and CJOT-FM) to Corus

    On January 31, 2014, we completed the sale of two Winnipeg radio stations (CHIQ-FM and CFQX-FM) and one Calgary radio station (CKCE-FM) to Jim Pattison Broadcast Group

    On March 31, 2014, we completed the sale of two Toronto radio stations (CHBM-FM and CFXJ-FM) and three Vancouver radio stations (CKZZ-FM, CHHR-FM and CISL-AM) to Newcap Inc.

    On July 31, 2014, we completed the sale to DHX Media Ltd. of the following TV services: Family (including Disney Junior English), Disney XD and Disney Junior French

    On September 16, 2014, we completed the sale to V Media Group of the MusiquePlus and MusiMax TV services

Acquisition of Astral (2013)
  On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral for a cash consideration of $2,876 million and the repayment of $397 million of debt
  Astral was a media company that operated specialty and pay TV channels, radio stations and digital media properties across Canada, and provided OOH advertising services. Following the acquisition, Astral was integrated into our Bell Media segment.
  Excluding the TV assets and radio stations that were subsequently divested as discussed above, BCE retained eight Astral TV services: the French-language Super Écran, CinéPop, Canal Vie, Canal D, VRAK TV and Ztélé, and the English-language services TMN, which includes HBO Canada, and TMN Encore. BCE also retained 77 Astral radio stations and Astral’s national OOH advertising business

4.2 Corporate initiatives

UPGRADE AND EXPANSION OF OUR BROADBAND NETWORKS

One of our key objectives in the last three financial years has been investing in our broadband networks and services to enhance our competitive position and promote future growth opportunities. During this period, we upgraded our access infrastructure by deploying fibre-optic technology closer to our customers, which led to the expansion of our Bell Fibe and FibreOP Internet and TV services, and we launched our new Gigabit Fibe Internet service in August 2015. During this period, we also made substantial investments in our wireless networks, which led to the expansion of our 4G LTE wireless network and the introduction of our Dual-band and Tri-band LTE-A network service in 2015. Refer to section 3.5, Networks in this Annual Information Form for a detailed description of developments relating to our wireline and wireless networks during the three-year period ended December 31, 2015.

EXPANDING MEDIA LEADERSHIP

In furtherance of our strategic imperative to expand media leadership, we seek to continue to deliver leading sports, news, entertainment and business content across multiple broadband platforms, namely TV, Internet, smartphones and tablets. Our objective is to grow audiences, introduce new services and create new revenue streams for our media assets, and to create more of our own content. In the last three financial years, we have continued to make progress in expanding media leadership including, as previously discussed, by acquiring Astral, which provided us with further media assets, and by expanding our TMN pay TV service and our operation of HBO Canada. Refer to section 2.4, Expand media leadership of the BCE 2015 MD&A contained in the BCE 2015 Annual Report for a discussion of media initiatives that we implemented in the financial year ended December 31, 2015. Refer to section 2.3, Expand media leadership of the BCE 2014 MD&A and the BCE 2013 MD&A contained in the BCE 2014 Annual Report and the BCE 2013 Annual Report, respectively, for a discussion of media initiatives that we implemented in the financial years ended December 31, 2014 and 2013.

ENHANCING CUSTOMER SERVICE

Our strategic priorities require that we constantly focus on delivering an improved customer experience while at the same time seeking to increase efficiency and reduce costs. During the last three financial years, we continued to make progress in enhancing the customer experience through ongoing investments in new service systems and improved processes. Refer to section 2.5, Improve customer service of the BCE 2015 MD&A contained in the BCE 2015 Annual Report for a discussion of customer service improvement initiatives that we implemented in the financial year ended December 31, 2015. Refer to section 2.6, Improve customer service of the BCE 2014 MD&A and the BCE 2013 MD&A contained in the BCE 2014 Annual Report and the BCE 2013 Annual Report, respectively, for a discussion of customer service improvement initiatives that we implemented in the financial years ended December 31, 2014 and 2013.

18 BCE Inc. 2015 ANNUAL INFORMATION FORM
4	GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY

4.3 Regulatory environment

During the last three financial years, the general development of our business has been affected by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those described above continue to play a significant role in regulatory matters such as mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. Refer to section 8, Regulatory environment of the BCE 2015 MD&A, the BCE 2014 MD&A and the BCE 2013 MD&A contained in the BCE 2015 Annual Report, the BCE 2014 Annual Report and the BCE 2013 Annual Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced the general development of our business in the financial years ended December 31, 2015, 2014 and 2013.

BCE Inc. 2015 ANNUAL INFORMATION FORM 19
5	OUR CAPITAL STRUCTURE

5 Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the Toronto Stock Exchange (TSX) and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1 BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 3, 2016, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 25, Share capital of the BCE 2015 consolidated financial statements on pages 151 and 152 of the BCE 2015 Annual Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadians the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66 ²/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 ²/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 ²/3% of its voting shares
  it is not controlled by non-Canadians

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell ExpressVu, Bell Media and Bell Canada, generally mirror the rules for Canadian–owned and –controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 ¹/3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 ¹/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, CST Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the U.S. We also provide periodic reports to the CRTC.

As of March 3, 2016, BCE had no debt securities outstanding.

20 BCE Inc. 2015 ANNUAL INFORMATION FORM
5	OUR CAPITAL STRUCTURE

5.2 Bell Canada debt securities

As at December 31, 2015, Bell Canada has issued long-term debt securities as summarized in the table below.

	WEIGHTED		AT
	AVERAGE		DECEMBER 31, 2015
	INTEREST RATE	MATURITY	(IN $ MILLIONS)
Debentures
1997 trust indenture	4.34%	2016 – 2045	13,400
1976 trust indenture	9.54%	2021 – 2054	1,100
Subordinated debentures	8.21%	2026 – 2031	275
Total	4.80%		14,775

On November 2, 2015, Bell Canada redeemed, prior to maturity, all of its outstanding $1 billion principal amount of 3.60% Debentures, Series M-21, due December 2, 2015, at a price equal to $1,002.280 per $1,000 of principal amount of debentures plus $15.090 of accrued and unpaid interest. In addition, on January 11, 2016, Bell Canada redeemed, prior to maturity, all of its outstanding $200 million principal amount of 4.64% Debentures, Series M-19, due February 22, 2016, at a price equal to $1,004.370 per $1,000 of principal amount of debentures plus $18.052 of accrued and unpaid interest. On the same day, Bell Canada also redeemed, prior to maturity, all of its outstanding $500 million principal amount of 3.65% Debentures, Series M-23, due May 19, 2016, at a price equal to $1,010.170 per $1,000 of principal amount of debentures plus $5.300 of accrued and unpaid interest.

The Bell Canada debentures are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada debentures can be found in Note 20, Long-term debt of the BCE 2015 consolidated financial statements on pages 141 and 142 of the BCE 2015 Annual Report.

To provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. capital markets, on November 14, 2014, Bell Canada filed with the Canadian provincial securities regulatory authorities and with the U.S. Securities and Exchange Commission a new shelf prospectus (Shelf Prospectus) under which Bell Canada may issue, over a 25-month period, up to $4 billion of unsecured debt securities. On February 10, 2015, Bell Canada filed a new prospectus supplement (Prospectus Supplement) for the issue of up to $4 billion of unsecured medium-term debentures (MTN Debentures) under the Shelf Prospectus. The Shelf Prospectus and Prospectus Supplement effectively replaced the previous 2013 shelf prospectus and prospectus supplement. On March 30, 2015, Bell Canada issued, under the Shelf Prospectus and Prospectus Supplement, $500 million of 4.35% MTN Debentures, Series M-39, due December 18, 2045 at a price of $99.519 per $100 principal amount. On October 1, 2015, Bell Canada issued, under the Shelf Prospectus and Prospectus Supplement, $1 billion of 3.00% MTN Debentures, Series M-40, due October 3, 2022 at a price of $99.599 per $100 principal amount. On February 29, 2016, Bell Canada issued, under the Shelf Prospectus and Prospectus Supplement, $750 million of 3.55% MTN Debentures, Series M-41, due March 2, 2026 at a price of $99.624 per $100 principal amount.

Certain of Bell Canada’s trust indentures impose covenants that place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions of the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

Bell Canada may issue short-term notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $2 billion in Canadian or U.S. currency provided that such aggregate principal amount at any time may not exceed the amount available under its supporting committed lines of credit. The total amount of its supporting committed lines of credit available at March 3, 2016 was CAN $3 billion. In addition to its Canadian commercial paper program, under which Bell Canada may issue in Canada up to $2 billion (in Canadian or U.S. currency) of short-term notes, in April 2014, Bell Canada put in place a U.S. commercial paper program providing it with additional financial flexibility through the issuance in the U.S. of up to U.S. $2 billion of short-term notes. The sale of commercial paper pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $2 billion maximum principal amount of notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 3, 2016, Bell Canada had notes outstanding under its Canadian program in the principal amount of CAN $785 million. As at the same date, Bell Canada had notes outstanding under its U.S. program in the principal amount of U.S. $986.1 million (CAN $1,364 million when taking into account hedges with forward currency contracts against foreign currency fluctuations).

BCE Inc. 2015 ANNUAL INFORMATION FORM 21
5	OUR CAPITAL STRUCTURE

5.3 Ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on the quality of our credit ratings at the time capital is raised. Investment-grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 3, 2016, BCE’s preferred shares are rated by DBRS Limited (DBRS) and Standard & Poor’s Ratings Services (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 3, 2016, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

In the last two years, we have paid rating agencies to assign ratings to BCE’s and Prefco’s preferred shares as well as Bell Canada’s and Bell Aliant’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their websites. In addition, we paid DBRS and Moody’s to assign ratings in connection with Bell Canada’s accounts receivable program.

RATINGS FOR BCE AND BELL CANADA SECURITIES

RATINGS FOR BELL CANADA SHORT-TERM DEBT SECURITIES

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada commercial paper	DBRS	R-1 (low)	3 out of 10
	Moody’s	P-2	2 out of 4
	S&P	A-1 (Low) (Canadian scale)	3 out of 8
		A-2 (Global scale)	3 out of 7

RATINGS FOR BELL CANADA LONG-TERM DEBT SECURITIES

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada unsubordinated long-term debt	DBRS	A (low)	7 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22

Bell Canada subordinated long-term debt	DBRS	BBB	9 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK
BCE preferred shares	DBRS	Pfd-3 (high)	7 out of 16
	S&P	P-2 (Low) (Canadian scale)	6 out of 18
		BBB-(Global scale)	8 out of 20

As of March 3, 2016, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

GENERAL EXPLANATION

SHORT-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P (Canadian scale)	A-1 (High)	D
S&P (Global scale)	A-1 +	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions of the ability of issuers to meet short-term financial obligations. Short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments.

An S&P Canadian scale commercial paper rating and short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in the relevant financial market.

22 BCE Inc. 2015 ANNUAL INFORMATION FORM
5	OUR CAPITAL STRUCTURE

LONG-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default: that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment: that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

PREFERRED SHARES

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	Pfd-1 (high)	D
S&P (Canadian scale)	P-1 (High)	D
S&P (Global scale)	AA	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the relevant market, compared to preferred shares issued by other issuers in the relevant market.

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-1 (low)	good credit quality
capacity for the payment of short-term financial obligations as they fall due is substantial overall strength is not as favourable as higher rating categories may be vulnerable to future events, but qualifying negative factors are considered manageable
	Long-term debt	A	good credit quality
capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA may be vulnerable to future events, but qualifying negative factors are considered manageable
	Long-term	BBB	adequate credit quality
	subordinated debt		capacity for the payment of financial obligations is acceptable may be vulnerable to future events
	Preferred shares	Pfd-3	adequate credit quality
protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category
Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk
considered medium-grade and may have certain speculative characteristics
S&P	Short-term debt	A-1 (Low) (Canadian scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation
		A-2 (Global scale)	somewhat more susceptible to changing circumstances and economic conditions than obligations rated higher
	Long-term debt	BBB	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments
	Preferred shares	P-2 (Canadian scale)	adequate protection parameters
		BBB (Global scale)	adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitments

BCE Inc. 2015 ANNUAL INFORMATION FORM 23
5	OUR CAPITAL STRUCTURE

5.4 Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2015 for BCE’s common shares and each series of BCE’s first preferred shares.

		FIRST PREFERRED SHARES
	COMMON SHARES	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB	SERIES AC
	(BCE)	(BCE.PR.R)	(BCE.PR.S)	(BCE.PR.T)	(BCE.PR.Y)	(BCE.PR.Z)	(BCE.PR.A)	(BCE.PR.B)	(BCE.PR.C)
January 2015
High	$59.280	$21.420	$21.200	$21.340	$21.530	$22.580	$21.000	$21.250	$21.000
Low	$52.810	$18.500	$18.890	$18.780	$18.350	$19.700	$18.810	$18.510	$19.270
Volume	31,253,584	290,941	53,837	43,628	105,275	29,391	252,717	188,338	217,660
February 2015
High	$60.200	$19.230	$19.450	$19.400	$19.500	$20.970	$19.700	$19.400	$19.540
Low	$54.265	$18.500	$18.650	$18.440	$18.100	$18.990	$18.230	$18.560	$18.760
Volume	44,476,068	80,390	53,391	27,527	116,613	31,059	144,937	71,415	71,020
March 2015
High	$55.570	$18.780	$19.280	$19.030	$19.000	$19.600	$19.000	$18.940	$19.310
Low	$52.610	$18.350	$18.720	$18.010	$18.430	$18.020	$18.250	$18.120	$18.190
Volume	37,389,705	74,914	48,113	48,371	119,198	18,461	138,353	105,987	103,480
April 2015
High	$55.890	$18.260	$18.900	$18.120	$18.500	$17.850	$18.250	$18.440	$18.270
Low	$53.190	$16.000	$16.710	$16.020	$16.450	$15.540	$16.390	$16.500	$16.390
Volume	25,673,004	306,211	72,137	96,270	187,247	40,727	119,544	156,217	122,493
May 2015
High	$54.770	$18.000	$18.170	$18.150	$18.200	$17.850	$17.880	$18.600	$17.780
Low	$52.620	$16.600	$17.510	$17.200	$17.420	$16.660	$17.190	$17.500	$17.030
Volume	27,836,863	113,775	101,298	78,700	131,933	63,072	133,245	127,358	90,582
June 2015
High	$55.480	$17.250	$17.860	$17.520	$17.600	$18.880	$17.490	$17.850	$17.540
Low	$52.500	$16.360	$17.140	$16.500	$17.010	$16.800	$16.880	$17.100	$16.700
Volume	36,186,411	102,919	56,700	23,460	86,306	40,057	58,847	111,496	88,783
July 2015
High	$55.440	$16.720	$17.600	$17.260	$17.430	$17.330	$17.470	$17.640	$17.550
Low	$51.700	$15.230	$16.050	$15.760	$15.850	$15.600	$15.760	$15.990	$16.400
Volume	27,542,604	87,850	41,043	88,872	143,295	59,901	90,417	110,672	128,877
August 2015
High	$54.810	$15.530	$16.190	$16.090	$16.100	$15.920	$16.030	$16.250	$16.650
Low	$51.555	$13.660	$14.160	$14.040	$13.900	$13.450	$14.100	$13.860	$14.090
Volume	28,089,178	161,237	42,469	34,860	86,789	56,184	302,662	123,798	68,405
September 2015
High	$55.160	$14.790	$14.890	$15.020	$15.000	$14.900	$15.400	$15.040	$15.520
Low	$51.620	$13.510	$13.480	$13.540	$13.530	$13.670	$13.670	$13.630	$14.050
Volume	33,410,383	131,195	59,330	65,917	139,214	53,209	112,744	134,634	105,721
October 2015
High	$59.300	$15.240	$14.730	$14.500	$14.740	$14.930	$15.530	$14.840	$15.470
Low	$54.040	$12.750	$13.100	$12.600	$12.830	$13.030	$13.180	$13.300	$13.400
Volume	37,270,562	238,506	148,163	367,499	235,246	67,873	169,267	280,710	195,134
November 2015
High	$58.800	$17.400	$15.990	$15.980	$15.900	$16.100	$16.470	$15.990	$16.370
Low	$56.090	$14.100	$14.320	$14.300	$14.300	$14.070	$14.680	$14.360	$14.790
Volume	29,831,709	369,205	176,694	276,676	422,780	87,247	121,162	384,689	145,999
December 2015
High	$57.940	$17.200	$14.540	$14.600	$14.490	$14.280	$14.990	$14.710	$15.470
Low	$52.920	$15.200	$12.500	$12.670	$12.660	$12.460	$12.500	$12.770	$13.040
Volume	33,945,028	303,871	253,593	207,844	382,387	75,498	171,651	272,194	308,900

24 BCE Inc. 2015 ANNUAL INFORMATION FORM
5	OUR CAPITAL STRUCTURE

	FIRST PREFERRED SHARES
	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK	SERIES AM	SERIES AO	SERIES AQ
	(BCE.PR.D)	(BCE.PR.E)	(BCE.PR.F)	(BCE.PR.G)	(BCE.PR.H)	(BCE.PR.I)	(BCE.PR.J)	(BCE.PR.K)	(BCE.PR.M)	(BCE.PR.O)	(BCE.PR.Q)
January 2015
High	$21.410	$20.980	$20.570	$21.600	$20.950	$21.230	$21.270	$21.370	$22.600	$26.290	$25.920
Low	$18.900	$18.650	$18.180	$19.010	$18.700	$18.990	$19.110	$18.850	$19.000	$24.760	$24.020
Volume	290,268	54,301	1,126,138	96,801	28,092	114,857	37,673	424,108	135,436	92,946	137,312
February 2015
High	$19.560	$19.470	$19.060	$19.780	$19.600	$19.320	$19.440	$18.990	$19.990	$26.030	$25.370
Low	$18.500	$18.210	$18.260	$18.860	$18.020	$18.470	$18.640	$17.800	$18.330	$25.080	$23.780
Volume	185,430	176,553	197,807	74,381	51,924	142,162	27,958	413,860	172,979	56,381	110,245
March 2015
High	$19.220	$18.780	$18.520	$19.790	$18.950	$18.800	$19.050	$19.000	$19.440	$25.900	$25.000
Low	$18.300	$18.260	$17.390	$18.320	$18.320	$17.900	$18.660	$17.800	$17.990	$24.840	$23.910
Volume	171,102	175,587	201,751	84,080	21,814	174,300	18,402	620,603	191,889	40,874	233,899
April 2015
High	$18.410	$18.300	$17.500	$18.400	$18.630	$17.900	$18.740	$18.790	$19.500	$25.300	$24.390
Low	$16.450	$16.480	$16.010	$16.000	$16.500	$16.010	$16.650	$16.090	$17.170	$23.250	$23.110
Volume	239,114	219,336	426,126	354,437	51,352	179,840	44,335	904,705	364,865	127,458	274,761
May 2015
High	$18.350	$18.170	$18.650	$18.140	$18.670	$17.920	$18.250	$19.270	$19.880	$25.700	$24.680
Low	$17.450	$17.300	$17.300	$17.110	$17.300	$17.060	$17.580	$17.650	$18.750	$24.850	$23.850
Volume	185,809	209,259	89,206	88,293	34,938	177,415	71,900	484,915	302,033	89,621	105,066
June 2015
High	$18.180	$17.650	$17.950	$17.440	$18.040	$17.330	$17.850	$18.260	$19.080	$25.100	$24.550
Low	$17.080	$16.860	$16.080	$16.770	$17.150	$16.620	$17.000	$16.700	$16.970	$23.990	$23.120
Volume	249,134	99,627	102,307	118,084	36,361	933,626	338,953	489,336	104,753	59,556	66,695
July 2015
High	$18.000	$17.440	$16.480	$17.260	$17.650	$17.300	$17.480	$17.300	$17.450	$24.790	$23.410
Low	$16.100	$16.050	$15.400	$15.910	$16.060	$15.760	$15.810	$13.980	$16.030	$22.700	$22.010
Volume	147,696	189,903	134,060	123,967	30,929	141,551	47,947	670,776	155,506	143,563	148,022
August 2015
High	$16.300	$16.290	$15.870	$16.150	$16.190	$16.150	$16.070	$15.590	$16.540	$24.650	$23.240
Low	$14.150	$14.360	$13.530	$13.630	$14.500	$12.520	$13.650	$13.540	$14.130	$21.450	$20.600
Volume	150,016	321,076	85,142	113,688	26,920	214,453	53,654	548,464	162,841	75,502	85,125
September 2015
High	$15.500	$15.170	$15.440	$15.150	$15.180	$14.970	$14.840	$15.580	$15.570	$23.050	$21.600
Low	$13.540	$13.750	$13.600	$13.610	$13.640	$13.440	$13.390	$13.450	$14.200	$20.060	$18.400
Volume	277,982	352,740	76,799	172,841	101,208	163,135	45,877	670,464	263,074	75,429	78,551
October 2015
High	$14.980	$14.740	$14.960	$14.740	$14.890	$15.110	$14.630	$15.670	$17.610	$23.160	$21.980
Low	$13.120	$13.270	$13.200	$12.880	$13.000	$12.990	$13.200	$13.450	$14.500	$19.550	$18.260
Volume	484,653	396,454	272,703	236,663	174,874	324,375	48,400	975,527	380,183	139,807	235,824
November 2015
High	$16.000	$15.900	$16.030	$16.170	$15.890	$16.080	$15.750	$16.370	$17.250	$23.340	$22.660
Low	$14.090	$14.240	$14.600	$14.390	$14.310	$14.270	$14.350	$14.450	$15.250	$22.150	$20.490
Volume	332,967	284,787	231,763	204,703	78,799	423,721	72,612	1,011,862	300,847	161,763	194,898
December 2015
High	$14.820	$14.700	$14.870	$14.820	$14.580	$14.700	$14.510	$15.180	$15.960	$22.620	$21.550
Low	$12.460	$12.790	$12.910	$12.610	$12.680	$12.610	$12.650	$13.000	$13.040	$20.250	$18.900
Volume	628,530	529,976	254,424	370,204	221,367	490,665	92,233	1,213,256	286,380	132,875	349,632

BCE Inc. 2015 ANNUAL INFORMATION FORM 25
6	DIVIDENDS AND DIVIDEND POLICY

6 Dividends and dividend policy

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend policy. BCE’s common share dividend policy is currently set to a target dividend payout ratio of 65% to 75% of free cash flow (1). Our objective is to seek to ensure dividend sustainability while maintaining our dividend payout ratio within the target range and balancing our strategic business priorities, including continuing to invest in strategic wireline and wireless network infrastructure and maintaining investment-grade credit ratings. For additional information, refer to section 1.4, Capital markets strategy of the BCE 2015 MD&A on pages 36 to 38 of the BCE 2015 Annual Report.

BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The table below describes the increases in BCE’s common share dividend starting with the quarterly dividend payable on April 15, 2013.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE DATE
February 7, 2013	2.6% (from $2.27 per share to $2.33 per share)	Quarterly dividend payable on April 15, 2013
February 6, 2014	6.0% (from $2.33 per share to $2.47 per share)	Quarterly dividend payable on April 15, 2014
February 5, 2015	5.3% (from $2.47 per share to $2.60 per share)	Quarterly dividend payable on April 15, 2015
February 4, 2016	5.0% (from $2.60 per share to $2.73 per share)	Quarterly dividend payable on April 15, 2016

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AM, Series AO and Series AQ first preferred share for 2015, 2014 and 2013.

	2015	2014		2013
Common shares	$2.60	$2.47		$2.33
First preferred shares
Series R	$1.10	$1.1225		$1.1225
Series S	$0.69216	$0.75		$0.75
Series T	$0.84825	$0.84825		$0.84825
Series Y	$0.69216	$0.75		$0.75
Series Z	$0.788	$0.788		$0.788
Series AA	$0.8625	$0.8625		$0.8625
Series AB	$0.69216	$0.75		$0.75
Series AC	$0.88752	$0.88752		$0.88752
Series AD	$0.69216	$0.75		$0.75
Series AE	$0.69216	$0.75		$0.75
Series AF	$0.7775	$1.13525		$1.13525
Series AG	$1.125	$1.125		$1.125
Series AH	$0.69216	$0.75		$0.75
Series AI	$1.0375	$1.0375		$1.0375
Series AJ	$0.69216	$0.75		$0.75
Series AK	$1.03752	$1.03752		$1.03752
Series AM	$1.2125	$0.303125	(2)	–
Series AO	$1.1375	$0.284375	(2)	–
Series AQ	$1.0625	$0.265625	(2)	–

(1)	As of November 1, 2014, BCE’s free cash flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. Prior to November 1, 2014, we defined free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
(2)	Between September 24, 2014 and November 1, 2014, BCE issued first preferred shares, Series AM, Series AO and Series AQ, in exchange for the issued and outstanding preferred shares of Prefco.

26 BCE Inc. 2015 ANNUAL INFORMATION FORM
7	OUR DIRECTORS AND EXECUTIVE OFFICERS

7 Our directors and executive officers

7.1 Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 3, 2016.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

DIRECTORS
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 3, 2016
Barry K. Allen, Florida, United States	May 2009	Operating Partner, Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments), since September 2007
Ronald A. Brenneman, Alberta, Canada	November 2003	Corporate director, since March 2010
Sophie Brochu, Québec, Canada	May 2010	President and Chief Executive Officer, Gaz Métro (a diversified energy company), since February 2007
Robert E. Brown, Québec, Canada	May 2009	Corporate director, since October 2009
George A. Cope, Ontario, Canada	July 2008	President and Chief Executive Officer, BCE and Bell Canada, since July 2008
David F. Denison, FCPA, FCA, Ontario, Canada	October 2012	Corporate director, since June 2012, and Chartered Professional Accountant
Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979
Ian Greenberg, Québec, Canada	July 2013	Corporate director, since July 2013
Katherine Lee, Ontario, Canada	August 2015	Corporate director, since February 2015, and Chartered Professional Accountant
Gordon M. Nixon, Ontario, Canada	November 2014	Corporate director, since September 2014
Thomas C. O’Neill, FCPA, FCA, Ontario, Canada	January 2003	Chair of the board of directors, BCE and Bell Canada, since February 2009, and Chartered Professional Accountant
Robert C. Simmonds, Ontario, Canada	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics components and radio products), since April 2002
Paul R. Weiss, FCPA, FCA, Ontario, Canada	May 2009	Corporate director, since April 2008, and Chartered Professional Accountant

PAST OCCUPATION

All of BCE’s directors have held the positions listed above or other executive positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

DIRECTORS	PAST OCCUPATION
David F. Denison	President and Chief Executive Officer of Canada Pension Plan Investment Board (an investment management organization) from January 2005 to June 2012
Ian Greenberg	President and Chief Executive Officer of Astral (a media company) from 1995 until July 2013
Katherine Lee	President and Chief Executive Officer of GE Capital Canada (a global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors) from November 2010 to February 2015
Gordon M. Nixon	President and Chief Executive Officer of Royal Bank of Canada (a chartered bank) from August 2001 until August 2014

BCE Inc. 2015 ANNUAL INFORMATION FORM 27
7	OUR DIRECTORS AND EXECUTIVE OFFICERS

COMMITTEES OF THE BOARD

The table below lists the committees of BCE’s board of directors and their members on March 3, 2016.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair) Sophie Brochu, David F. Denison, Robert P. Dexter, Ian Greenberg, Katherine Lee, Robert C. Simmonds
Corporate Governance	Robert E. Brown (Chair) Barry K. Allen, Sophie Brochu, Gordon M. Nixon, Robert C. Simmonds
Management Resources and Compensation	Ronald A. Brenneman (Chair) Barry K. Allen, Robert E. Brown, Ian Greenberg, Gordon M. Nixon
Pension Fund	David F. Denison (Chair) Ronald A. Brenneman, Robert P. Dexter, Katherine Lee, Paul R. Weiss

7.2 Executive officers

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 3, 2016.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA
Mirko Bibic	Ontario, Canada	Executive Vice-President, Chief Legal & Regulatory Officer and Corporate Development (BCE and Bell Canada)
Charles W. Brown(1)	Ontario, Canada	President – The Source (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Rizwan Jamal	Ontario, Canada	President, Bell Residential Services (Bell Canada)
Blaik Kirby	Ontario, Canada	President, Bell Mobility (Bell Canada)
Glen LeBlanc	Nova Scotia, Canada	Executive Vice-President and Chief Financial Officer (BCE and Bell Canada)
Bernard le Duc	Ontario, Canada	Executive Vice-President – Corporate Services (BCE and Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	Group President (BCE and Bell Canada)
Mary Ann Turcke	Ontario, Canada	President, Bell Media (Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair – Québec (BCE and Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Experience (Bell Canada)

(1)	Charles W. Brown was a director and the Chief Executive Officer of Wave Wireless Corporation on, or during the year preceding, October 31, 2006, the date when Wave Wireless Corporation filed a voluntary petition for relief pursuant to Chapter 11 of Title 11 of the U.S. Code in the U.S. Bankruptcy Court.

PAST OCCUPATION

All of our executive officers have held their present positions or other executive positions with BCE or Bell Canada during the past five years or longer, except for:

NAME	PAST OCCUPATION
Glen LeBlanc	Executive Vice-President and Chief Financial Officer of Bell Aliant Inc. from April 2010 until December 2014

7.3 Directors’ and executive officers’ share ownership

As at December 31, 2015, BCE’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 687,009 common shares (or 0.1%) of BCE.

28 BCE Inc. 2015 ANNUAL INFORMATION FORM
8	LEGAL PROCEEDINGS

8 Legal proceedings

We become involved in various legal proceedings as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome or timing of the legal proceedings described below or of any other legal proceedings pending at March 3, 2016, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

PATENT INFRINGEMENT LAWSUIT CONCERNING 4G LTE WIRELESS COMMUNICATIONS SYSTEMS

On February 18, 2016, a claim was filed in the Federal Court against Bell Canada and BCE Inc. by Wi-LAN Inc. The claim alleges that the defendants, by making, using and selling 4G LTE wireless communications systems, including wireless products and services, infringe three patents owned by Wi-LAN Inc. This claim seeks declaratory and injunctive relief as well as unspecified damages or an accounting of profits. The defendants intend to exercise all available indemnity recourses from third parties that provide the intellectual property upon which the defendants’ wireless communications systems are based.

PURPORTED CLASS ACTION CONCERNING SERVICE FEE MODIFICATIONS

On November 27, 2015, a motion for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, FibeTV services, Satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since November 2012, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. The action has not yet been authorized as a class action.

PURPORTED CLASS ACTION CONCERNING RELEVANT ADVERTISEMENTS INITIATIVE

On April 14 and 16, 2015, respectively, a motion for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). Together, the Actions seek to certify a national class consisting of Bell Mobility customers who subscribed to mobile data services between November 16, 2013 and April 13, 2015. The plaintiffs seek damages for breach of contract, breach of the Telecommunications Act, breach of the Québec Consumer Protection Act, intrusion upon seclusion and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to their “Relevant Advertisements Initiative”. Unspecified punitive damages are also sought in the Québec action. The Actions have not yet been certified as class actions.

PURPORTED CLASS ACTION CONCERNING CELLULAR USAGE AND HEALTH RISK

In July 2013, BCE Inc., Bell Canada, Bell Mobility and Bell Aliant Inc. (subsequently replaced by Bell Aliant LP and now Bell Mobility as successor to the Bell Aliant LP wireless business) were served with a statement of claim previously filed pursuant to the Class Proceedings Act (British Columbia) in the Supreme Court of British Columbia. The action was brought against more than 25 defendants, including wireless carriers and device manufacturers, and seeks certification of a national class encompassing all persons in Canada, including their estates and spouses, who have used cellular phones next to their heads for a total of at least 1,600 hours. The purported class action also seeks certification of a subclass of such persons who have been diagnosed with a brain tumour (as well as their estates and spouses). The statement of claim alleges that the defendants that are wireless carriers are liable to the purported class on the basis of, among other things, negligence in the design and testing of cellular phones, failure to warn about the health risks associated with cellular phones, negligent misrepresentation, deceit, breach of warranty and breach of competition, consumer protection and trade practices legislation. The plaintiffs seek unspecified damages, including reimbursement of defendants’ revenue earned from selling cellular phones to class members, and punitive damages. The lawsuit has not yet been certified as a class action. On September 3, 2014, the Supreme Court of British Columbia ordered the removal of BCE Inc. and Bell Canada as defendants.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On April 23, 2013, a claim was filed in the Federal Court against Bell Canada and Bell Aliant LP (now Bell Canada) by MediaTube Corp. and NorthVu Inc. The claim alleges that the defendants, through their development and use of IPTV systems, infringed on a patent owned by NorthVu Inc. and licensed to MediaTube Corp. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services (the plaintiffs estimate that the monetary value of these royalties by the time of trial will exceed $350 million) or an accounting of the defendants’ profits, as well as punitive damages. On May 12, 2014, Bell Canada and Bell Aliant LP (now Bell Canada) filed their statement of defence and counterclaim seeking a declaration that the patent of NorthVu Inc. is invalid. Trial has been scheduled to begin in September 2016. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

BCE Inc. 2015 ANNUAL INFORMATION FORM 29
8	LEGAL PROCEEDINGS

On April 2, 2014, a claim was filed in the Federal Court against Bell Canada, Bell Aliant LP (now Bell Canada) and Telus Communications Company by Two-Way Media Ltd. The claim alleges that the defendants, by making, constructing, using and selling their IPTV systems, infringed on patents owned by Two-Way Media Ltd. In addition to declaratory and injunctive relief, the plaintiffs seek unspecified damages or an accounting of the defendants’ profits, as well as punitive damages. In October 2014, the defendants filed their statement of defence and filed a counterclaim seeking a declaration that the patent of Two-Way Media is invalid. Trial has been scheduled to begin in April 2017. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

CLASS ACTIONS CONCERNING INCREASE TO LATE PAYMENT CHARGES

On October 28, 2010, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility.

On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services. In August 2014, Bell Canada and Bell Mobility filed a motion to challenge the jurisdiction of the Québec Superior Court on late payment charges for telecommunications services, which was heard in April 2015 and was taken under reserve.

On January 10, 2012, another motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services. The plaintiff sought authorization to file a class action based on a cause of action alleged to be identical to the one described in the motion filed on October 28, 2010. On December 10, 2013, the motion was amended to, among other matters, add Bell Canada as defendant. On December 19, 2014, this action was authorized to proceed as a class action.

PURPORTED CLASS ACTION CONCERNING DIVIDENDS

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (the Definitive Agreement) providing for the proposed acquisition of all of the outstanding common and preferred equity of BCE Inc. (the BCE Privatization) by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of Ontario Teachers’ Pension Plan Board (Teachers’), and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners LLC (Madison Dearborn) and Merrill Lynch Global Private Equity (Merrill). On July 4, 2008, the Definitive Agreement was amended to, among other matters, extend the outside date of the transaction and provide that BCE Inc. would not pay dividends on its common shares until completion of the BCE Privatization. On December 11, 2008, BCE Inc. announced that the proposed BCE Privatization would not proceed.

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against BCE Inc., the Purchaser, its guarantors (Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn collectively, the Guarantors) and Merrill on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. The plaintiffs allege, among other things, that by suspending the payment of dividends to common shareholders and amending the Definitive Agreement without shareholder approval, BCE Inc. violated its by-laws and articles, its dividend policy, the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the plan of arrangement of BCE Inc. giving effect to the proposed BCE Privatization. The plaintiffs also allege that BCE Inc. acted in an oppressive manner. The action seeks, among other things and in addition to unquantified damages, the payment of dividends for the second and third quarters of 2008. The statement of claim alleges that class members have suffered damages of at least $588 million.

On October 15, 2009, BCE Inc. brought a motion to strike the statement of claim. On December 23, 2009, the plaintiffs filed an application seeking, among other things, leave to amend the statement of claim and commence a claim under the secondary market disclosure provisions of The Securities Act (Saskatchewan) and certification of the action as a class action. The lawsuit has not yet been certified as a class action.

CLASS ACTIONS CONCERNING ROUNDING-UP OF MINUTES

On July 25, 2008, a class action was filed against BCE Inc. in the Ontario Superior Court of Justice on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding-Up Action). On August 18, 2008, a similar class action (the Second Rounding-Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute.

30 BCE Inc. 2015 ANNUAL INFORMATION FORM
8	LEGAL PROCEEDINGS

Both actions allege that BCE Inc. and Bell Mobility misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages and $5 million in punitive damages.

On January 15, 2014, the Second Rounding-Up Action was amended to include an allegation of breach of contract and increase claimed general damages to $500 million and claimed punitive damages to $20 million, without setting out the basis for the increases. The Second Rounding-Up Action was certified by the Ontario Superior Court on November 25, 2014, for the period between August 18, 2006 and October 1, 2009. On December 17, 2015, Bell Mobility’s motion for leave to appeal the decision in the Ontario Divisional Court was denied and, as such, the claim will proceed on the merits on a national class basis.

The First Rounding-Up Action has not yet been certified as a class action.

PURPORTED CLASS ACTION CONCERNING 911 FEES

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against communications service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as a successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. The action also named BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The lawsuit has not yet been certified as a class action.

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On July 23, 2012, the Superior Court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs. The plaintiffs appealed to the Québec Court of Appeal the quantum of damages awarded by the trial judge and sought revised damages in the amount of $164.5 million, plus costs, interest and an additional indemnity. Bell ExpressVu also filed an appeal of the lower court decision on its finding of liability.

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs. On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu’s application for leave to appeal the Québec Court of Appeal’s judgment. Accordingly, the aggregate amount of $141.6 million, including interests and costs, was paid by Bell ExpressVu on October 19, 2015 in full satisfaction of the judgment as rendered by the Québec Court of Appeal.

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers (the Initial Action). This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the ground of unjust enrichment only, of a national class encompassing all customers of the defendant wireless service providers wherever resident in Canada. This decision was maintained by the Saskatchewan Court of Appeal and leave to the Supreme Court of Canada was denied. Accordingly, the Initial Action is now proceeding as a national class action on the merits against the defendants on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility, Bell Aliant LP and Bell Aliant Regional Communications Inc. (now Bell Mobility as successor to the Bell Aliant LP and Bell Aliant Regional Communications Inc. wireless business), on behalf of certain alleged customers (the Second Action). The statement of claim for the Second Action is based on alleged facts similar to those in the Initial Action. On December 22, 2009, the court stayed the Second Action upon an application by the defendants to dismiss it as an abuse of process. On March 9, 2010, the plaintiffs filed a motion for leave to appeal that decision to the Saskatchewan Court of Appeal. This application was adjourned pending the outcome of the Initial Action.

BCE Inc. 2015 ANNUAL INFORMATION FORM 31
8	LEGAL PROCEEDINGS

On December 16, 2011, a new proceeding was filed in the Supreme Court of British Columbia against several telecommunications service providers, including BCE Inc. and Bell Mobility. The claim is similar to the Initial Action. The relief sought includes an injunction restraining the alleged misrepresentation, an order for restoration or disgorgement of the system access fees revenue and punitive damages. On August 27, 2013, the plaintiff discontinued the proceeding against BCE Inc. only. On June 6, 2014, the certification motion was dismissed and, on June 25, 2014, the plaintiff filed a notice of appeal from this dismissal order, which appeal was denied by the Court of Appeal of British Columbia on June 9, 2015. On September 3, 2015, the plaintiff applied for leave to appeal to the Supreme Court of Canada of the decision of the Court of Appeal of British Columbia, which leave application was denied on February 11, 2016.

OTHER

We are subject to other legal proceedings considered normal in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes and customer disputes. In some legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

32 BCE Inc. 2015 ANNUAL INFORMATION FORM
12	FOR MORE INFORMATION	11	TRANSFER AGENT AND REGISTRAR	T10	INTEREST OF EXPERTS	9	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

9 Interest of management and others in material transactions

To the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10 Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements and the Report of independent registered public accounting firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and the rules and standards of the Public Company Accounting Oversight Board (PCAOB) (U.S.) and the securities laws and regulations administered by the U.S. Securities and Exchange Commission.

11 Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is CST Trust Company, at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), through BNY Trust Company of Canada (BNY) acting as attorney, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon, through BNY acting as attorney, in Montréal and Toronto.

12 For more information

This Annual Information Form, as well as BCE’s annual and quarterly reports and news releases, are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and related management’s discussion and analysis for BCE’s most recently completed financial year contained in the BCE 2015 Annual Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

BCE Inc. 2015 ANNUAL INFORMATION FORM 33
13	SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

13 Schedule 1 – Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the board of directors in its oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors
  BCE’s management’s responsibility for assessing and reporting on the effectiveness of internal controls
  BCE’s enterprise risk management processes

MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under the Sarbanes-Oxley Act of 2002 and related U.S. Securities and Exchange Commission rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The board of directors has determined that all the members of the Audit Committee are financially literate and independent, and that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert”. The table below outlines the relevant education and experience of all the Audit Committee members.

RELEVANT EDUCATION AND EXPERIENCE
P.R. Weiss, FCPA, FCA (Chair)	Mr. Weiss has been a director of BCE since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is a director and audit committee Chair at Torstar Corporation and a member of the board of trustees and audit committee Chair of Choice Properties REIT. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and was a director and audit committee member of ING Bank of Canada until November 2012. He is a director and past Chair of Soulpepper Theatre Company and past Chair of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s management committee and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

S. Brochu	Ms. Brochu has been a director of BCE since May 2010. She is a director and member of the audit committee of Bank of Montréal. Ms. Brochu has been active in the energy industry for nearly 30 years. A graduate in Economics from Université Laval, she began her career in 1987 at SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro, as Vice President, Business Development. After holding various positions in the company, she became President and Chief Executive Officer in 2007. Involved with Centraide of Greater Montréal, Ms. Brochu is the Chair of Forces Avenir, which promotes students’ involvement in their communities. She is cofounder of “ruelle de l’avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school. She also sits on the board of directors of La Fondation Lucie et André Chagnon. Ms. Brochu is a Member of the Order of Canada.

D.F. Denison, FCPA, FCA	Mr. Denison has been a director of BCE since October 2012. Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the U.S. and Europe. Mr. Denison serves as Vice-Chair of Sinai Health Systems (a provider of healthcare services). He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the China Investment Corporation International Advisory Council, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee. He is a director of Allison Transmission Holdings Inc. and of Royal Bank of Canada, and is Chair of Hydro One Limited. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto and is a Fellow of CPA Ontario.

R.P. Dexter	Mr. Dexter has been a director of BCE since November 2014. He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. He is Chair and Chief Executive Officer of Maritime Travel Inc. and is also counsel to the law firm Stewart McKelvey. He is Chair of Sobeys Inc. and Empire Company Limited and is also a director of Wajax Corporation and High Liner Foods Incorporated. He is a past audit committee member of each of these companies, in addition to the audit committee of Bell Aliant Inc. Mr. Dexter has over 18 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant Inc. board and later the Bell Aliant boards until October 2014.

I. Greenberg	Mr. Greenberg has been a director of BCE since July 2013. From 1995 until July 2013, Mr. Greenberg was President and Chief Executive Officer of Astral. He is a member of the Broadcasting Hall of Fame and the recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contributions to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital. He is also a director of Cineplex Inc.

34 BCE Inc. 2015 ANNUAL INFORMATION FORM
13	SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

K. Lee (since August 2015)	Ms. Lee has been a director of BCE since August 2015. Ms. Lee is a seasoned executive in financial services and served as President and Chief Executive Officer of GE Capital Canada from 2010 to February 2015. Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asian-Pacific forums. Ms. Lee is also a director of Colliers International Group.

R.C. Simmonds	Mr. Simmonds has been a director of BCE since May 2011. Mr. Simmonds is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became Chair of Lenbrook Corporation in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association. A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his bachelor’s degree in Engineering Science (Electrical) at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.

The NYSE governance rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. None of the current members of BCE’s Audit Committee serves on the audit committee of more than three public companies.

PRE-APPROVAL POLICIES AND PROCEDURES

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2015	2014
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit fees(1)	9.5	9.4
Audit-related fees(2)	1.6	1.7
Tax fees(3)	0.6	0.6
All other fees(4)	0.0	0.6
Total(5)	11.7	12.3

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2014, the fees are for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $11.7 million for 2015 and $12.3 million for 2014 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.5 million in 2015 and $10.2 million in 2014.

BCE Inc. 2015 ANNUAL INFORMATION FORM 35
14	SCHEDULE 2 – AUDIT COMMITTEE CHARTER

14 Schedule 2 – Audit Committee charter

I.	PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.
II.	DUTIES AND RESPONSIBILITIES
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:
A.	Financial reporting and control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
	a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) on the financial statements when such a selection has been made in the current reporting period;
	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
	a.	the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
	b.	any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.
3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material selections of accounting policies when there is a choice of policies available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.
B.	Oversight of the shareholders’ auditor
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

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2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.
4.	Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.
5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
	b.	obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and
	c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and
	d.	the quality of the communications and interactions with the external auditor.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
	b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.
8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;
	b.	the quality of the engagement team; and
	c.	the quality of communications and interactions with the shareholders’ auditor.
9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
10.	Review the annual audit plan with the shareholders’ auditor.
11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	Oversight of internal audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
	b.	discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;
	c.	obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.
2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D.	Oversight of the Corporation’s internal control system
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.

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4.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
E.	Oversight of the Corporation’s risk management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing, mitigating and, where required, reporting strategic, operational, regulatory and general risks exposures and the steps the Corporation has taken to monitor and control such exposures, including:
		–	the Corporation’s major financial risk exposures including fraud prevention;
		–	the Corporation’s major operational risk exposures including the Corporation’s business continuity plans, work stoppage and disaster recovery plans;
		–	the Corporation’s major vendor oversight risk exposures;
		–	the Corporation’s major security risks, including the physical, information and cyber security as well as security trends that may impact the Corporation’s operations and business;
		–	the Corporation’s major legal obligation and compliance risks including regulatory, privacy and records management, environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
	a.	security policies, including the physical safeguarding of corporate assets and security of networks and information systems;
	b.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.
F.	Journalistic Independence
1.	Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the President, CTV News.
2.	At least annually, obtain and review a report by the President, CTV News regarding compliance with the Corporation’s Journalistic Independence Policy.
G.	Compliance with legal requirements
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.
III.	EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.
IV.	OUTSIDE ADVISORS
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.
V.	MEMBERSHIP
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.
VI.	AUDIT COMMITTEE CHAIR
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;

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E.	In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.	Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;
H.	Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII.	TERM
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.
VIII.	PROCEDURES FOR MEETINGS
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.
IX.	QUORUM AND VOTING
Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.
X.	SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.
XI.	VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII.	RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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